ALPHA BANK



RECEIVED

2005 APR 14 A 8:15





05007211

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Athens, April 11, 2005
Our reference No.13.1.39

Attention: Special Counsel, Office of
International Corporate Finance

RE: Rule 12g3-2
File No. 82-3399

SUPPL

PROCESSED
APR 25 2005
THOMSON
FINANCIAL

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK

P.C. LOURIS A.I. BILIONI

4/15

ENCLOSURES: (1)

Secretariat Division
40, Stadiou Street
GR – 102 52 Athens

Tel. : +30 210 326 2424
Fax. : +30 210 326 2427
E-mail : secretariat@alpha.gr


ATHENS 2004
OFFICIAL
BANK

Press Release



COMPLETION OF MERGER BY ABSORPTION OF DELTA SINGULAR BY ALPHA BANK – CESSATION OF TRADING OF THE SHARES OF DELTA SINGULAR ON THE ATHENS EXCHANGE

Alpha Bank announces that on Friday, 8 April 2005, the resolution of the Ministry of Development concerning the approval of the merger by absorption of Delta Singular S.A. by Alpha Bank A.E. was recorded in the Registry of Societes Anonymes.

As of the end of the trading session on Friday, 8 April 2005, the shares of the absorbed Delta Singular S.A. will no longer be traded on the Athens Exchange.

Shareholders of Delta Singular, as of the end of the trading session on Friday, 8 April 2005, are entitled to newly issued shares by Alpha Bank A.E. as a result of the absorption, at the agreed share exchange ratio of 10 shares of Delta Singular S.A. for every 1 share of Alpha Bank A.E., of nominal value Euro 5.35 per share.

Alpha Bank's shareholders maintain the number of shares they already own, but of new nominal value Euro 5.35 per share against the current nominal value of Euro 5.42 per share.

Following the above merger, the share capital of Alpha Bank amounts to Euro 1,298,282,750.55 divided into 242,669,673 shares of nominal value Euro 5.35 per share.

The date, on which the accounts of Delta Singular S.A.'s shareholders will be credited with the new shares of Alpha Bank A.E., shall be announced through the Press.

40 Stadiou Street
GR-102 52 Athens

Tel.: (01) 326 2431-2
Fax: (01) 326 2427
E-mail: secretariat@alpha.gr


ATHENS 2004

OFFICIAL BANK

It should be noted that if, before the Annual General Meeting of Alpha Bank to take place on 19 April 2005, or, respectively, each potential Iterative General Meeting in case:

(a) the newly issued shares resulting from the merger have not been registered or are not yet available for trading in the Athens Exchange, the former Shareholders of Delta Singular and Shareholders of the Bank will be entitled to participate and vote in the aforementioned General Meetings, based on a shareholders' register, with the simple display of an identification card and, where appropriate, a proxy, with no further requirements and obligations, or

(b) the newly issued shares resulting from the merger have been registered and are available for trading in the Athens Exchange, the former Shareholders of Delta Singular and Shareholders of the Bank will be entitled to participate and vote upon production of a binding certificate from the operator of the shares, and, where appropriate, a proxy, with no further requirements and obligations.

Athens, April 8, 2005